UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C.  20549

                          SCHEDULE 13G
     (Amendment No. 6)Delete if this is an original filing

           Under the Securities Exchange Act of 1934


                       Castle Energy Corp
                        (Name of Issuer)

                        Common Par$0.50N
                 (Title of Class of Securities)

                           148449309
                         (CUSIP Number)

                            12/31/03
                 (Date of Event which Requires
                   Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]  Rule 13d-1(b)
[ ]  Rule 13d-a(c)
[ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out or a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 148449309     SCHEDULE 13G     Page 2 of 7


1  Name of Reporting Person
                     Kestrel Investment Management Corporation
   IRS Identification No. of Above Person    94-3173193

2  Check the Appropriate Box if a Member of a Group
                                         (a) [ ]
                                         (b) [ ]

3  SEC USE ONLY


4  Citizenship or Place of Organization

                     California

                  5  Sole Voting Power

                       721,350

   NUMBER OF      6  Shared Voting Power
     SHARES
  BENEFICIALLY         -0-
 OWNED BY EACH
   REPORTING      7  Sole Dispositive Power
  PERSON WITH
                       765,250

                  8  Shared Dispositive Power

                       -0-

9  Aggregate Amount Beneficially Owned by each Reporting Person

   765,250

10 Check Box if the Aggregate Amount in Row (9) Excludes
Certain Shares*            [ ]

11 Percent of Class Represented by Amount in Row 9

   11.6%

12 Type of Reporting Person*

   CO, IA
CUSIP No. 148449309     SCHEDULE 13G       Page 3 of 7


1  Name of Reporting Person        David J. Steirman
   IRS Identification No. of Above Person

2  Check the Appropriate Box if a Member of a Group
                                         (a) [ ]
                                         (b) [ ]

3  SEC USE ONLY


4  Citizenship or Place of Organization

                     United States

                  5  Sole Voting Power

                       721,350

   NUMBER OF      6  Shared Voting Power
     SHARES
  BENEFICIALLY         -0-
 OWNED BY EACH
   REPORTING      7  Sole Dispositive Power
  PERSON WITH
                       765,250

                  8  Shared Dispositive Power

                       -0-

9  Aggregate Amount Beneficially Owned by each Reporting Person

   765,250

10 Check Box if the Aggregate Amount in Row (9) Excludes
Certain Shares*            [ ]

11 Percent of Class Represented by Amount in Row 9

   11.6%

12 Type of Reporting Person*

   IN
CUSIP No. 148449309     SCHEDULE 13G       Page 4 of 7


1  Name of Reporting Person        Abbott J. Keller
   IRS Identification No. of Above Person

2  Check the Appropriate Box if a Member of a Group
                                         (a) [ ]
                                         (b) [ ]

3  SEC USE ONLY


4  Citizenship or Place of Organization

                     United States

                  5  Sole Voting Power

                       721,350

   NUMBER OF      6  Shared Voting Power
     SHARES
  BENEFICIALLY         -0-
 OWNED BY EACH
   REPORTING      7  Sole Dispositive Power
  PERSON WITH
                       765,250

                  8  Shared Dispositive Power

                       -0-

9  Aggregate Amount Beneficially Owned by each Reporting Person

   765,250

10 Check Box if the Aggregate Amount in Row (9) Excludes
Certain Shares*            [ ]

11 Percent of Class Represented by Amount in Row 9

   11.6%

12 Type of Reporting Person*

   IN
CUSIP No. 148449309     SCHEDULE 13G        Page 5 of 7


Item 1(a).  Name of Issuer.

   Castle Energy Corp

Item 1(b).  Address of Issuer's Principal Executive Offices.

     ONE RADNOR CORPORATE CTR STE 250
     100 MATSONFORD RD
     RADNOR, PA  19087

Item 2(a).  Names of Persons Filing.

   Kestrel Investment Management Corporation, David J. Steirman and Abbott J. Keller.

Item 2(b).  Address of Principal Business Office or, if none,
Residence.

   The business address of Kestrel Investment Management
Corporation, David J. Steirman and Abbott J. Keller is 411
Borel Avenue, Suite 403, San Mateo, CA  94402.

Item 2(c).  Citizenship.

   Kestrel Investment Management Corporation is a California corporation, David J. Steirman and Abbott J. Keller are citizens of the United States of America.

Item 2(d).  Title of Class of Securities.

   Common Par$0.50N

Item 2(e).  CUSIP Number.

   148449309

Item 3.     Type of Reporting Person.

   Kestrel Investment Management Corporation is an investment advisor registered under Section 203 of the Investment Advisors Act of 1940. David J. Steirman and Abbott J. Keller are the sole shareholders of Kestrel Investment Management Corporation.

Item 4.     Ownership.

   Reference is made hereby made to Items 5-9 and 11 of pages two (2), three (3) and four (4) of this Schedule G, which Items are incorporated by reference herein.

CUSIP No. 148449309     SCHEDULE 13G        Page 6 of 7


Item 5.     Ownership of Five Percent or Less of a Class.

   Not applicable.

Item 6.     Ownership of More Than Five Percent on Behalf of
Another Person.

   Kestrel Investment Management Corporation is deemed to be the beneficial owner of the number of securities reflected in items 5-9 and 11 of page two (2) of this Schedule G pursuant to separate arrangements whereby it acts as investment adviser to certain persons, in which it also holds an ownership interest. Each person for whom Kestrel Investment Management Corporation acts as investment adviser has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock purchased or held pursuant to such arrangements. David J. Steirman and Abbott J. Keller are deemed to be the beneficial owners of the number of securities reflected in Items 5-9 and 11 of page two (2) of this Schedule G pursuant to their ownership interests in Kestrel Investment Management Corporation.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent
Holding Company.

   Not applicable.

Item 8.     Identification and Classification of Members of the
Group.

   Not applicable.

Item 9.     Notice of Dissolution of Group.

   Not applicable.

Item 10.    Certification.

   By signing below, each of the undersigned certifies that, to the best of their respective knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

CUSIP No. 148449309     SCHEDULE 13G       Page 7 of 7


                           Signature

   After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED:

                     DAVID J. STEIRMAN



                     /s/ David J. Steirman
                     ________________________
                     David J. Steirman


DATED:

                     ABBOTT J. KELLER



                     /s/ ABBOTT J. KELLER
                     ________________________
                     Abbott J. Keller


DATED:

                     KESTREL INVESTMENT MANAGEMENT CORPORATION



                     /s/ David J. Steirman
                     ________________________
                     By: David J. Steirman
                     Its:     President